BERGIO INTERNATIONAL, INC.

September 24, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, DC 20549-6010

Attention: Mr. Robert Babula

Re:Bergio International, Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed August 21, 2019 File No. 000-54714

Dear Mr. Babula:

We have reviewed your comments, and have set forth below our response under the item number of your September 20, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

1.We note that your independent auditor only provided an audit opinion for the year ended December 31, 2018. Please amend your filing to provide audit opinions covering all periods of audited financial statements required to be presented in this form, i.e. the two years ended December 31, 2018. Refer to Note 2(a) to Rule 8-01 of Regulation S-X and Rule 8-02 of Regulation S-X.

We will amend this filing to provide audit opinions covering all periods of audited financial statements required to be presented in this form.

Future filings will also reflect this change.

Item 15. Exhibits and Financial Statement Schedules, page 34

2.It appears your Form 10-K is incorporated by reference into previously filed Form S-8 filings. Please amend your filing to provide a consent from your auditor related to the use of their audit report. Such consent is required due to incorporation by reference of the Form 10-K into the previously filed registration statements. Refer to Item 601 Regulation S-K. Alternatively, tell us why you believe a consent is not necessary.

We will amend this filing to provide the consent of our auditors related to the use of their report by reference into a previously filed registration statement.

Future filings will also reflect this change.

We appreciate your comments and look forward to any response you may have to our letter.

Sincerely,

/s/ Berge Abajian

Berge Abajian

Principal Financial Officer

Bergio International Inc., 12 Daniel Road East, Fairfield, NJ 07004; Tel: 973-227-3230